UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 19, 2017 titled “GeoPark Announces Argentina Acquisition: Position, Cash Flow, Reserves and Upside”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ARGENTINA ACQUISITION:

POSITION, CASH FLOW, RESERVES AND UPSIDE

Buenos Aires, Argentina – December 19, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced the acquisition of three blocks in the Neuquen Basin in Argentina with oil and gas production, reserves and resources.

On December 18, 2017, GeoPark executed an asset purchase agreement (“APA”) with Pluspetrol, a private oil and gas company with strong presence across Latin America, to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks (“the blocks”) for a total consideration of $52 million. Closing of the transaction is subject to customary regulatory approvals, and is expected in the first quarter 2018.

The blocks include:

•      oil and gas production of 2,700 barrels of oil equivalent per day (boepd) - 70% light oil and 30% gas

•      low risk self-funding development and exploration opportunities to increase production

•      proven and probable (2P) oil and gas reserves of approximately 12-14 million barrels of oil equivalent (mmboe) and 3P reserves of approximately 18-20 mmboe (GeoPark estimates)

•      exploration resources of approximately 15-30 mmboe (GeoPark estimates), plus additional upside potential in the Vaca Muerta unconventional play

•      137,000 acres well-positioned in the Neuquen Basin

•      production facilities, including hydrocarbons treatment, storage, and delivery infrastructure

GeoPark is acquiring the blocks to strengthen its growing position in Argentina and has identified attractive development and exploration projects on the blocks with the potential to significantly increase production and reserves – mainly funded with its own cash flow. The acquisition will also provide tax savings and operational synergies with GeoPark’s existing platform in Argentina.

James F. Park, Chief Executive Officer of GeoPark, said: “We are very pleased to acquire these attractive blocks - with a full mix of production, reserves and upside - in the heart of the Neuquen Basin; one of the most prolific hydrocarbon basins in Latin America and where our team has a proven history of exploration success and operating experience. This acquisition is another important building block being added to the underlying foundation of GeoPark’s risk-balanced project portfolio, which has been the steady engine behind GeoPark’s 15-year consistent track-record of continuous growth across Latin America.”

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected reserves, exploration resources, production growth, payback timing, IRR, capital expenditures plan and the transaction closing. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: December 19, 2017